Exhibit 99.78

Highlander Silver Announces Planned NYSE American Listing in Q1/26

Toronto, Ontario, December 31, 2025 – Highlander Silver Corp. (TSX: HSLV; “Highlander Silver” or the “Company”) is pleased to announce plans to pursue a listing on the NYSE American LLC (“NYSE American”) as part of its U.S. growth strategy.

The Company intends to list on the NYSE American to satisfy the appetite of U.S. retail and institutional investors seeking to add exposure to Highlander Silver. In advance of listing on the NYSE American, Highlander Silver will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. Subject to the review and approval of the listing application and satisfaction of all applicable listing and regulatory requirements, the Company expects its common shares to commence trading on the NYSE American in Q1/26.

On behalf of Highlander Silver

“Daniel Earle”

President & CEO, Director

Information contact

Arun Lamba, Vice President Corporate Development

alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 The Company’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

The mineral resource estimate disclosed herein is derived from Highlander Silver’s technical report titled “Technical Report on the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on SEDAR+ at www.sedarplus.ca.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, the Company intends to list its common shares on the NYSE American stock exchange in Q1/26 and filing a Form 40-F Registration Statement with the United States Securities and Exchange Commission. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, delays in obtaining governmental or stock exchange approvals or financing, and uncertainties related to the review and approval of the listing application and satisfaction of all applicable listing and regulatory requirements to list on the NYSE American. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

[1]	S&P Global rankings including the San Luis gold-silver project.